Cascade Microtech, Inc.
2430 NW 206th Avenue
Beaverton, OR 97006

November 7, 2002

Via EDGAR transmission

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Russell Mancuso, Esq.

Re:	Cascade Microtech, Inc. Registration Statement on Form S-1 File No. 333-47100

Ladies and Gentlemen:

        Pursuant to Rule 477 of the Securities Act of 1933, as amended, Cascade Microtech, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form S-1 which was filed with the Commission on October 2, 2000 (File No. 333-47100) (along with any exhibits and amendments filed thereto) (the "Registration Statement").

        Based upon changed circumstances in the securities markets, the Company has determined at this time not to pursue the public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective and none of the Company's securities have been sold under the Registration Statement. The Company may undertake a private offering in reliance on Securities Act Rule 155(c).

        Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at Cascade Microtech, Inc., 2430 NW 206th Avenue, Beaverton, OR 97006, and to Gregory E. Struxness, Ater Wynne LLP, 222 SW Columbia Street, Suite 1800, Portland, OR 97201.

        If you have any questions regarding this letter, please contact our counsel, Gregory E. Struxness, at (503) 226-8449.

Sincerely,
CASCADE MICROTECH, INC.
By:	/s/ CRAIG M. SWANSON Craig M. Swanson Chief Financial Officer
cc:	Gregory E. Struxness, Esq. Cynthia A. Rotell, Esq.